UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Cuauhtémoc, Alcaldía Cuauhtémoc

06500, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SUMMARY OF THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS AT THE

ORDINARY GENERAL SHAREHOLDERS’ MEETING OF VISTA ENERGY, S.A.B. DE C.V.,

HELD ON JANUARY 27, 2026.

In Mexico City, United Mexican States (“Mexico”), at 11:00 a.m. on January 27, 2026, the shareholders of Vista Energy, S.A.B. de C.V. (the “Company”), gathered at the meeting room located at Torre Virreyes, Pedregal No. 24, Floor 24, Colonia Molino del Rey, Zip Code 11040, Miguel Hidalgo, in order to hold the ordinary general shareholders’ meeting (the “Ordinary General Meeting”), to which they were duly and previously called by means of the notice published on December 16, 2025, through the web page of the Bolsa Mexicana de Valores, S.A.B. de C.V., and in the Electronic System of Publications of Commercial Companies (Sistema Electrónico de Publicaciones de Sociedades Mercantiles) of the Ministry of Economy (Secretaría de Economía).

The teller (escrutador), after reviewing the deposit certificates (constancias de depósito) and other documents exhibited by the attendees to evidence their legal capacity, certified that with respect to the Ordinary General Meeting, 59,562,728 shares of the 104,301,055 outstanding shares with voting rights (i.e., 57.11%) of the Company’s capital stock were represented, a percentage sufficient to hold the Ordinary General Meeting, in accordance with Article Twenty-Third of the Company´s bylaws in force. Therefore, the Ordinary General Meeting was declared as legally convened.

With respect to each of the items of the Agenda addressed and discussed in the Ordinary General Meeting, below are (i) the resolutions adopted in this respect by the shareholders represented at the Ordinary General Meeting, as well as (ii) the vote tally of the shares represented at such Ordinary General Meeting.

FIRST ITEM OF THE AGENDA

Proposal, discussion, and, if applicable, approval for (a) the Company to carry out, directly or indirectly, one or more acquisitions of exploration and/or exploitation rights, interests in concessions, licenses, and agreements for the development of unconventional hydrocarbon reserves and resources and/or any other assets related to the development of unconventional hydrocarbon reserves and resources located in basins where the Company operates, including the acquisition and/or participation in entities holding such assets (any of these, a “Potential Acquisition”), which total amount represents more than 20% of the value of the Company’s consolidated assets (based on figures as of the end of the last quarter reported at the time of executing the first of such Potential Acquisitions or of executing the Potential Acquisition, if only one is executed), with the understanding that if the Potential Acquisition (or Potential Acquisitions, as a whole) represents an equal or lower percentage, it (or they) will not be subject to this approval; and further understanding that the total amount of the Potential Acquisition or Potential Acquisitions may not exceed, in the aggregate and within the 12-month period from the date of the Ordinary General Meeting, 50% of the value of the consolidated assets of the Company (based on figures as of the end of the last quarter reported at the time of executing the first of such Potential Acquisition or of executing the Potential Acquisition, if only one is executed); and (b) the delegation to the Company’s Board of Directors of the authority to determine all final terms, conditions and characteristics to which the Potential Acquisition(s) shall be subject; provided that such approval will revoke and replace, for all legal purposes, the authorization granted, with respect to the same matters, by the ordinary general shareholders’ meeting dated March 3, 2025 (the “2025 Shareholders’ Meeting”), without such circumstance affecting the validity of any acts that have been performed, are pending execution, or whose execution continues, under the authorizations granted by the 2025 Shareholders’ Meeting. Resolutions in this regard.

Below is an excerpt of the resolution adopted at the Ordinary General Meeting in connection with the first item of the Agenda:

1.- “It is hereby approved that the Company may carry out, directly or indirectly, one or more acquisitions of exploration and/or exploitation rights, interests in concessions, licenses, and agreements for the development of unconventional hydrocarbon reserves and resources and/or any other assets related to the development of unconventional hydrocarbon reserves and resources located in basins where the Company operates, including the acquisition and/or participation in entities holding such assets (any of these, a “Potential Acquisition”), which total amount represents more than 20% of the value of the Company’s consolidated assets (based on figures as of the end of the last quarter reported at the time of executing the first of such Potential Acquisitions or of executing the Potential Acquisition, if only one is executed), in the understanding that if the Potential Acquisition (or Potential Acquisitions, as a whole) represents an equal or lower percentage, it (or they) will not be subject to this approval; and it is further understood that the total amount of the Potential Acquisition(s) may not exceed, in the aggregate and within the 12-month period from the date of this Ordinary General Meeting, 50% of the value of the consolidated assets of the Company (based on figures as of the end of the last quarter reported at the time of executing the first of such Potential Acquisition or of executing the Potential Acquisition, if only one is executed); provided that such approval will revoke and replace, for all legal purposes, the authorization granted with respect to the same matters by 2025 Shareholders’ Meeting, without such circumstance affecting the validity of any acts that have been performed, are pending execution, or whose execution continues, under the authorizations granted by the 2025 Shareholders’ Meeting.”

2.-“It is resolved to approve that the resolutions adopted in accordance with this item on the agenda, as well as those adopted in items II and III of the agenda, shall replace, for all legal purposes, the resolutions adopted by the Shareholders at the 2025 Shareholders’ Meeting, without such substitution affecting the validity of any acts that have been performed, are pending execution, or whose execution continues, under the authorizations granted by the resolutions adopted at the 2025 Shareholders’ Meeting.”

3.- “In relation to the above resolution, it is hereby approved to delegate to the Company’s Board of Directors the authority to determine all the final terms, conditions, and characteristics to which the Potential Acquisition, or Potential Acquisitions, will be subject, which must adhere to the usual market terms for operations of this type. The Board of Directors may, for this purpose, designate and grant the necessary powers to the persons it deems appropriate, so that in the name and on behalf of the Company, they carry out all acts, whether factual or legal, related to the Potential Acquisition, or Potential Acquisitions, including, without limitation, entering into and signing any agreement, contract, document, instrument, certificate, titles, letters, memorandums, certifications derived from or related to the Potential Acquisition, or Potential Acquisitions.”

4.- “All contracts, agreements, titles, bids, letters, memorandums, certifications, and other documents entered into, signed, or issued by the Company in relation to the Potential Acquisition, or Potential Acquisitions, approved in accordance with the first resolution are hereby ratified in their terms.”

With respect to the first item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 59,562,728 shares present and represented at the Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 50,169,762 shares, (ii) dissenting vote of 7,075,542 shares, and (iii) abstention of 2,317,424 shares.

SECOND ITEM OF THE AGENDA

Proposal, discussion, and, if applicable, approval for the Company, and/or any of its direct and indirect subsidiaries, regardless of their place of incorporation to incur any type of financing debt to pay in full or in part for the Potential Acquisition or Potential Acquisitions; provided that such approval will revoke and replace, for all legal purposes, the authorization granted, with respect to the same matters, by the 2025 Shareholders’ Meeting, without such circumstance affecting the validity of any acts that have been performed, are pending execution, or whose execution continues, under the authorizations granted by the 2025 Shareholders’ Meeting; resolutions in this regard.

Below is an excerpt of the resolution adopted at the Ordinary General Meeting in connection with the second item of the Agenda:

1.-“It is approved that the Company and/or any of its direct and indirect subsidiaries, regardless of their place of incorporation, to incur any type of financing debt to pay in full or in part for the Potential Acquisition(s) including, but not limited to, enter into one or more credit agreements, with or without security (which may be real, personal, or of any other type permitted by applicable law) whose main purpose is the total or partial payment of the Potential Acquisition(s), approved in accordance with the first item of the agenda of this Meeting, the payment of expenses and costs associated with the Potential Acquisition(s), and to finance working capital and other general corporate purposes; as well as to delegate to the Board of Directors the authority to determine all the terms, conditions, and other characteristics to which the financial debt or the financing(s) will be subject to be executed, provided that that this approval will revoke and replace, for all legal purposes, the authorization granted by the 2025 Shareholders’ Meeting with respect to those same matters, without this circumstance affecting the validity of any acts that have been performed, are pending execution, or whose execution continues, under the authorizations granted by said meeting. The Board of Directors may, for this purpose: (i) appoint the special attorneys-in-fact necessary for the negotiation and signing of credit agreements, promissory notes, fee letters, documents evidencing the creation of any type of security (real, personal, or of any other type permitted by applicable law), including without limitation pledges, mortgages, security agreements, guarantees, joint obligations, guarantees, endorsements, as well as any trust agreement, governed by the law of any jurisdiction, including, without limitation, guarantee trust agreements where the Company and/or any of its direct and indirect subsidiaries, regardless of their place of incorporation, acts as trustor and/or trustee, under which the Company and/or any of its subsidiaries, encumber assets as security and/or transfer the ownership of any asset, right, or asset to the trust estate of such guarantee trust agreements; (ii) hire a process agent with domicile in the United States of America, if necessary, approving for this purpose the granting of a special irrevocable power of attorney with litigation and collection faculties, in terms of the first paragraph of Article 2,554 of the Civil Code for the Federal District and its correlatives and concordant articles in the Federal Civil Code and in the Civil Codes of the other Federal Entities of the United Mexican States but with all general faculties and as broad as required by law, to be exercised in any jurisdiction by any of its attorneys-in-fact who have the necessary faculties for this purpose, and so that, in the name and on behalf of the Company and/or any of its direct and indirect subsidiaries, regardless of their place of incorporation, act as process agent, as well as to receive all kinds of notifications, notices, summons, resolutions, judgments, or communications of any nature in relation to any lawsuit, action, proceeding, or trial, including, without limitation, judicial, administrative, or arbitration proceedings, brought before any court in the United States of America; and (iii) enter into or sign any other agreement, contract, title, document, instrument, certificate, notification, notice, requirement, endorsement, or request of any nature, amendments, supplements, additions, modifying agreements, restatements, or terminations that are necessary or convenient.”

With respect to the second item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 59,562,728 shares present and represented at the Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 50,162,940 shares, (ii) dissenting vote of 7,084,475 shares, and (iii) abstention of 2,315,313 shares.

THIRD ITEM OF THE AGENDA

Proposal, discussion and, if applicable, approval to (a) delegate to the Company’s Board of Directors the authority to resolve one or more increases to the variable portion of the Company’s capital stock to pay, in whole or in part, the Potential Acquisition(s) or any other acquisition substantially similar to a Potential Acquisition that, without being part of the approval contemplated in the preceding item of the agenda, is carried out by the Company within the 12-month period from the date of the Ordinary General Shareholders’ Meeting (each, an “Other Acquisition”), as well as the authority to determine the terms of the issuance, subscription and payment of the Series A shares representing such increases (which may be represented by ADSs); it being understood that preemptive rights will be excluded in connection with the issuances of such Series A shares and that the issuance of such Series A shares, in the aggregate, shall not exceed the number of shares representing 15% of the Series A shares outstanding representing the

Company’s capital stock immediately prior to the occurrence of a first capital increase (or the capital increase, if there is only one) to fund the first of the Potential Acquisitions or Other Acquisitions (or the Potential Acquisition or Other Acquisition, if only one); and (b) use any Series A shares held in the Company’s treasury to represent the capital increases that, as the case may be, are resolved by the Board of Directors pursuant to the foregoing sub item; it being understood that this approval will revoke and replace, for all legal purposes, the authorization granted, with respect to the same matters, by the 2025 Shareholders’ Meeting, without such circumstance affecting the validity of any acts that have been performed, are pending execution, or whose execution continues, under the authorizations granted by the 2025 Shareholders’ Meeting. Resolutions in this regard.

Below is an excerpt of the resolution adopted at the Ordinary General Meeting in connection with the third item of the Agenda:

1.-“It is approved to delegate to the Company’s Board of Directors the authority to resolve one or more increases to the variable portion of the capital stock to pay in whole or in part any Potential Acquisition(s), or Other Acquisition, as well as the authority to determine the terms of the issuance, subscription and payment of the respective Series A shares representing such increases (which may be represented by ADSs); provided that preemptive rights will be excluded in connection with the issuance of such Series A shares and that the issuance of such Series A shares, in the aggregate, shall not exceed the number of shares representing 15% of the Series A shares outstanding representing the Company’s capital stock immediately prior to the occurrence of a first capital increase (or the capital increase, if there is only one) to fund the first of the Potential Acquisitions or Other Acquisitions (or the Potential Acquisition or Other Acquisition, if there is only one) provided that this approval will revoke and replace, for all legal purposes, the authorization granted by the 2025 Shareholders’ Meeting with respect to those same matters, without this circumstance affecting the validity of any acts that have been carried out, are pending execution, or whose execution continues, under the authorizations granted by said meeting.”

2.-“It is approved that any Series A shares held in the Company’s treasury account can be used, to represent any capital increases that may be decreed by the Board of Directors in accordance with the preceding subparagraph, including without limitation those Series A shares held in the treasury account that were intended to be used to cover the exercise by the holders of the warrants identified with ticker symbol “VTW408A-EC001” issued by the Company, which were already exercised and cancelled in their entirety.”

With respect to the third item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 59,562,728 shares present and represented at the Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 52,277,919 shares, (ii) dissenting vote of 6,923,795 shares, and (iii) abstention of 361,014 shares.

FOURTH ITEM OF THE AGENDA

Appointment of delegates to comply with and, as appropriate, formalize the resolutions adopted at the Ordinary General Meeting; associated resolutions.

Below is an excerpt of the resolution adopted at the Ordinary General Meeting in connection with the fourth item of the Agenda:

“In this act, Messrs. Elizabeth Gómez Saldaña, Javier Sebastián Rodríguez Galli, Carlos Zamarrón Ontiveros, Crisanto Jesús Sánchez Carrillo, Alejandro González Cruz, Luis Ernesto Garrido Solís, José Fernando del Toro Ocampo, Melissa Pedraza Miranda and Ximena José Lara Negrete are appointed to jointly or separately, by themselves or through the person they designate, if necessary, appear before the notary public of their choice to request and grant the total or partial notarization of this act, as well as to issue the simple or certified copies, either in their entirety or in what is appropriate, that of this act are requested, write and sign the notices, publications, requests and writings that must be given in accordance with the applicable legal provisions and carry out the necessary steps related to the matters approved in this Ordinary General Meeting.”

With respect to the fourth item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 59,562,728 shares present and represented at the Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 52,331,648 shares, (ii) dissenting vote of 6,854,510 shares, and (iii) abstention of 376,570 shares.

*  *  *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2026

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer